Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2017

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2017

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	March 31,
	2016	2017
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	2,469	2,201
Short-term bank deposits	33,154	28,167
Prepaid expenses	255	700
Other receivables	223	580
Total current assets	36,101	31,648

NON-CURRENT ASSETS
Long-term prepaid expenses	52	55
Property and equipment, net	2,605	2,540
Intangible assets, net	181	6,875
Total non-current assets	2,838	9,470
Total assets	38,939	41,118

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	93	93
Accounts payable and accruals:
Trade	2,590	3,450
Other	978	1,631
Total current liabilities	3,661	5,174
NON-CURRENT LIABILITIES
Long-term bank loan, net of current maturities	250	227
Warrants	1	1
Total non-current liabilities	251	228
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	3,912	5,402

EQUITY
Ordinary shares	1,513	1,642
Share premium	199,567	205,892
Capital reserve	10,569	9,659
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(175,206)	(180,061)
Total equity	35,027	35,716
Total liabilities and equity	38,939	41,118

The accompanying notes are an integral part of these condensed interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended March 31,
	2016	2017
	in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES	(2,539)	(3,590)
SALES AND MARKETING EXPENSES	(248)	(681)
GENERAL AND ADMINISTRATIVE EXPENSES	(989)	(1,030)
OPERATING LOSS	(3,776)	(5,301)
NON-OPERATING INCOME (EXPENSES)	148	(5)
FINANCIAL INCOME	143	457
FINANCIAL EXPENSES	(4)	(6)

NET LOSS AND COMPREHENSIVE LOSS	(3,489)	(4,855)

	in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.06)	(0.08)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	54,870,561	58,620,094

The accompanying notes are an integral part of these condensed interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary shares	Share premium	Capital Reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2016	1,455	196,201	10,735	(1,416)	(159,365)	47,610
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2016:
Issuance of share capital, net	4	1,591	-	-	-	1,595
Share-based compensation	-	-	286	-	-	286
Comprehensive loss for the period	-	-	-	-	(3,489)	(3,489)
BALANCE AT MARCH 31, 2016	1,459	197,792	11,021	(1,416)	(162,854)	46,002

	Ordinary shares	Share premium	Capital Reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2017	1,513	199,567	10,569	(1,416)	(175,206)	35,027
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2017:
Issuance of share capital, net	128	4,944	-	-	-	5,072
Employee stock options exercised	1	296	(297)	-	-	-
Employee stock options forfeited and expired	-	1,085	(1,085)	-	-	-
Share-based compensation	-	-	472	-	-	472
Comprehensive loss for the period	-	-	-	-	(4,855)	(4,855)
BALANCE AT MARCH 31, 2017	1,642	205,892	9,659	(1,416)	(180,061)	35,716

The accompanying notes are an integral part of these condensed interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31,
	2016	2017
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Net loss for the period	(3,489)	(4,855)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(695)	1,062
Net cash used in operating activities	(4,184)	(3,793)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(10,300)	(7,013)
Maturities of short-term deposits	12,102	12,143
Purchase of property and equipment	(137)	(45)
Purchase of intangible assets	(11)	(3,718)
Net cash provided by investing activities	1,654	1,367

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	1,595	2,087
Repayments of bank loan	(23)	(23)
Net cash provided by financing activities	1,572	2,064

DECREASE IN CASH AND CASH EQUIVALENTS	(958)	(362)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	5,544	2,469
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(2)	94
CASH AND CASH EQUIVALENTS - END OF PERIOD	4,584	2,201

The accompanying notes are an integral part of the interim financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31,
	2016	2017
	in USD thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	122	119
Long-term prepaid expenses	2	(3)
Exchange differences on cash and cash equivalents	2	(94)
Gain on adjustment of warrants to fair value	(148)	-
Share-based compensation	286	472
Interest and exchange differences on short-term deposits	(106)	(143)
Interest and linkage differences on bank loan	(1)	-
	157	351

Changes in operating asset and liability items:
Increase in prepaid expenses and other receivables	(342)	(802)
Increase (Decrease) in accounts payable and accruals	(510)	1,513
	(852)	711
	(695)	1,062

Supplementary information on interest received in cash	103	137
Supplementary non-cash investment (see Note 4b)		2,985

The accompanying notes are an integral part of these condensed interim financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1   –  GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development of therapeutics, from pre-clinical development to advanced clinical trials, primarily in the fields of oncology and immunology.

In February 2007, BioLineRx listed its ordinary shares on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have also been traded on the NASDAQ Capital Market.

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately-held company incorporated in the United Kingdom, with a focus on the field of immuno-oncology. See Notes 4b and 6.

The Company has been engaged in drug development since its incorporation. Although the Company has generated significant revenues from a number of out-licensing transactions in the past, the Company cannot determine with reasonable certainty when and if it will have sustainable profits.

b.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of March 31, 2017, and for the three months then ended, were approved by the Board of Directors on May 23, 2017, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

NOTE 2   –  BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of March 31, 2017 and for the three months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2016 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The results of operations for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3   –  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2016 and for the year then ended.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4   –  ISSUANCES OF SHARE CAPITAL

a.	Share purchase agreement with Lincoln Park Capital

In May 2014, BioLineRx and Lincoln Park Capital Fund (“LPC”), entered into a $20 million, 36-month purchase agreement, whereby LPC agreed to purchase, from time to time, up to $20 million of BioLineRx’s ADSs, subject to certain limitations, during the 36-month term of the purchase agreement.

During the three months ended March 31, 2017, BioLineRx issued a total of 2,124,952 ADSs to LPC for aggregate gross proceeds of $2,130,000. In connection with these issuances, a total of 53,124 ADSs was issued to LPC as a commitment fee and a total of $43,000 was paid to Oberon Securities as a finder’s fee. On a cumulative basis, from the effective date of the purchase agreement through the date of these financial statements, BioLineRx has sold a total of 5,550,603 ADSs to LPC for aggregate gross proceeds of $7,000,000. In connection with these issuances, a total of 138,766 ADSs were issued to LPC as a commitment fee and a total of $140,000 was paid to Oberon Securities as a finder’s fee.

b.	Share issuance to Agalimmune shareholders

In March 2017, in connection with the Agalimmune acquisition, the Company issued 2,550,935 ADSs to the shareholders of Agalimmune. See Note 6.

NOTE 5   –  SHAREHOLDERS’ EQUITY

As of December 31, 2016 and March 31, 2017, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	March 31,
	2016	2017

Authorized share capital	150,000,000	150,000,000

Issued and paid-up share capital	57,033,355	61,782,434

	In USD and NIS
	December 31,	March 31,
	2016	2017

Authorized share capital (in NIS)	15,000,000	15,000,000

Issued and paid-up share capital (in NIS)	5,703,336	6,178,243

Issued and paid-up share capital (in USD)	1,513,294	1,642,162

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6   –  AGALIMMUNE ACQUISITION

In March 2017, the Company acquired substantially all the outstanding shares of Agalimmune Ltd. for initial consideration of approximately $6.0 million, of which $3.0 million was in cash and the remainder in the Company’s ADSs. The acquisition expanded the Company’s pipeline to include Agalimmune’s primary asset, AGI-134, a novel immuno-oncology agent for various cancer indications at the near-clinical stage of development. Due in part to the early stage of AGI-134 and other elements evaluated by the Company’s management as required by the IFRS, the acquisition has been accounted for in the Company’s financial statements as an asset transaction. Total costs associated with bringing the asset into the Company’s pipeline include additional expenses of approximately $0.7 million, resulting in a total increase in intangibles reflected in the Company’s financial statements of approximately $6.7 million as of March 31, 2017.

Additional consideration may be due to Agalimmune shareholders based on certain development and commercial milestones, including future sales of Agalimmune products.

NOTE 7   –  SUBSEQUENT EVENT – UNDERWRITTEN PUBLIC OFFERING

In April 2017, the Company completed an underwritten public offering of approximately 33.8 million ADSs at a public offering price of $0.85 per ADS. The offering raised a total of $28.8 million, with net proceeds of approximately $26.2 million, after deducting fees and expenses.